Exhibit 21.1

Schedule of Significant Subsidiaries

Name of Organization	State/Jurisdiction of Incorporation

Digital Rights Agency, Inc.	California

eMusicLive, Inc.	Delaware

The Orchard Enterprises, Limited	Hong Kong

Orchard Enterprises NY, Inc.	New York

The Orchard, EU Limited	United Kingdom

Orchard Management, Inc.	Delaware